UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CISION LTD.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G1992S 109

(CUSIP Number)

Canyon Holdings (Cayman), L.P.

c/o GTCR Investment X AIV Ltd.

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Attention: Jeffrey S. Wright

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

March 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1992S 109

(1)	Names of reporting persons Canyon Holdings (Cayman), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 80,370,050
	(9)	Sole dispositive power
	(10)	Shared dispositive power 80,370,050
(11)	Aggregate amount beneficially owned by each reporting person 80,370,050
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 63.58%
(14)	Type of reporting person (see instructions) PN

CUSIP No. G1992S 109

(1)	Names of reporting persons Canyon Partners, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 80,370,050
	(9)	Sole dispositive power
	(10)	Shared dispositive power 80,370,050
(11)	Aggregate amount beneficially owned by each reporting person 80,370,050
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 63.58%
(14)	Type of reporting person (see instructions) OO

CUSIP No. G1992S 109

(1)	Names of reporting persons GTCR Investment X AIV Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 80,370,050
	(9)	Sole dispositive power
	(10)	Shared dispositive power 80,370,050
(11)	Aggregate amount beneficially owned by each reporting person 80,370,050
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 63.58%
(14)	Type of reporting person (see instructions) OO

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2017, as amended by Amendment No. 1 filed with the SEC on November 8, 2017 (as amended, the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The following information is as of the date hereof and assumes there are 124,370,191 Ordinary Shares outstanding based on the number of Ordinary Shares reported outstanding in the the Issuer’s form of prospectus filed with the SEC on March 19, 2018 pursuant to rule 424(b)(3) under the Securities Act of 1933, as amended.

Holdings is the direct beneficial owner of 78,338,007 Ordinary Shares and Warrants to acquire an additional 2,032,043 Ordinary Shares. The Ordinary Shares and Warrants held by Holdings represent approximately 63.58% of the Ordinary Shares outstanding as of the date of this Statement, assuming the exercise of all of the Warrants held by Holdings. The Warrants are currently exercisable and have an exercise price of $11.50 per Ordinary Share.

Canyon Partners, by virtue of its being the general partner of Holdings, may be deemed to possess indirect beneficial ownership of 78,338,007 Ordinary Shares and 2,032,043 Warrants. The Ordinary Shares and Warrants which may be deemed to be beneficially owned by Canyon Partners represent approximately 63.58% of the Ordinary Shares outstanding as of the date of this Statement, assuming the exercise of all of the Warrants held by Holdings.

GTCR AIV, by virtue of its being the sole shareholder of Canyon Partners, may be deemed to possess indirect beneficial ownership of 78,338,007 Ordinary Shares and 2,032,043 Warrants. The Ordinary Shares and Warrants which may be deemed to be beneficially owned by GTCR AIV represent approximately 63.58% of the Ordinary Shares outstanding as of the date of this Statement, assuming the exercise of all of the Warrants held by Holdings.

Decisions of GTCR AIV with respect to the voting and disposition of the Ordinary Shares and Warrants are made by a vote of a majority of its directors, and, as a result, no single person has voting or dispositive authority over such securities. Messrs. Philip A. Canfield, David A. Donnini, Collin E. Roche, Craig A. Bondy, Constantine S. Mihas, Mark M. Anderson, Aaron D. Cohen, Sean L. Cunningham, Benjamin J. Daverman and Lawrence C. Fey are each managing directors of GTCR LLC, which provides management services to GTCR AIV, and each disclaims beneficial ownership of the securities held by GTCR AIV, except to the extent of his pecuniary interest in such securities. The filing of this Statement shall not be construed as an admission that any such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(b) By virtue of the relationship among the Reporting Persons described in Item 2 of the Original Schedule 13D, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 78,338,007 Ordinary Shares and 2,032,043 Warrants as set forth in rows 7 through 13 of the cover pages of this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by inserting the following as a new paragraph at the end of Item 6:

Underwriting Agreement and Lock-Up Agreement

Pursuant to an Underwriting Agreement (the “Underwriting Agreement”), dated as of March 20, 2018 by and among the Issuer, Holdings and the other selling shareholders named therein (collectively, the “Selling Shareholders”), and J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. (the “Representatives”), as representatives of the several underwriters named therein (collectively, the “Underwriters”), the Selling Shareholders agreed to sell to the Underwriters in an underwritten public offering an aggregate of 6,612,500 Ordinary Shares (the “Public Offering”). Holdings agreed to sell 5,799,126 Ordinary Shares to the Underwriters pursuant to the Underwriting Agreement. The sale of the Ordinary Shares to the Underwriters closed on March 23, 2018.

In connection with the Public Offering, the Selling Shareholders, including Holdings, and the directors and executive officers of the Issuer entered into a lock-up agreement (the “Lock-up Agreement”) with the Representatives. Under the Lock-up Agreement, each party to the Lock-up Agreement agreed, subject to certain exceptions, not to sell or transfer any Ordinary Shares or securities convertible into, exchangeable for, or exercisable for Ordinary Shares, for 90 days after March 20, 2018 without first obtaining the written consent of the Representatives.

The summaries of the Underwriting Agreement and Lock-up Agreement contained in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of March 26, 2018.

Exhibit 2	Underwriting Agreement, dated as of March 20, 2018 (incorporated by reference to Exhibit 1.1 to the Issuer’s Post-Effective Amendment No. 2 to Form S-1 filed on March 21, 2018).

Exhibit 3	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Post-Effective Amendment No. 2 to Form S-1 filed on March 21, 2018).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2018

Canyon Holdings (Cayman), L.P.

By:	Canyon Partners, Ltd.
Its:	General Partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Its:	Appointed Officer

CANYON PARTNERS, LTD.

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Its:	Appointed Officer

GTCR INVESTMENT X AIV LTD.

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Its:	Appointed Officer